1-14572

02045612

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

SEC MAIL PROCESSING RECEIVED JUL 01 2002 WASH, D.C. 154 SECTION

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to ______________.

Commission file number: 1-14572

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Restated Four Seasons Hotels Retirement Benefit Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario M3C 2K8, Canada

PROCESSED
JUL 11 2002
THOMSON FINANCIAL P

Exhibit Index at page 14

The Restated Four Seasons Hotels Retirement Benefit Plan

(a) Financial Statements and Supplementary Information

(b) Exhibits

Exhibit No.	Title
23	Consent of KPMG LLP

Financial Statements and Supplementary Information
(Stated in U.S. dollars)

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

(EIN 98 0057100)

Years ended December 31, 2001 and 2000

3

INDEX

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

The Pension and Profit-Sharing Committee of
Four Seasons Hotels Limited

We were engaged to audit the financial statements and supplemental schedules of the Four Seasons Hotels Retirement Benefit Plan (the "Plan") as of December 31, 2001 and 2000 and for the years then ended, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in note 6 which was certified by Wells Fargo Bank Minnesota, N.A., the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 2001 and 2000 that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

KPMG LLP

Chartered Accountants

Toronto, Canada

June 14, 2002

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
(EIN 98 0057100)

Statements of Net Assets Available for Plan Benefits
(Stated in U.S. dollars)

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 13,386	$ 17,673
Investments, at market value (Schedule 1):		
Stable Return Fund	8,089,840	4,868,776
Strategic Income Fund	7,334,271	5,994,709
Growth Balanced Fund	80,751,795	77,406,613
Growth Equity Fund	26,308,430	27,134,332
PIMCO Total Return Fund	2,369,587	324,689
Vanguard Index 500 Fund	10,702,968	8,633,671
T. Rowe Price Small Capital Stock Fund	4,059,538	2,297,097
Fidelity Diversified International Fund	3,655,158	3,121,508
Four Seasons Stock Fund	186,105	–
Loans to participants (note 1)	6,140,245	5,108,543
	149,597,937	134,889,938
Employers' contributions receivable	7,403,694	13,579,333
Employee contributions receivable	1,409,657	1,379,760
	8,813,351	14,959,093
	158,424,674	149,866,704
Liabilities		
Accrued liabilities	18,125	19,492
Net amounts payable for pending trades	59,545	–
	77,670	19,492
Net assets available for plan benefits	$ 158,347,004	$ 149,847,212

See accompanying notes to financial statements.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
(EIN 98 0057100)

Statements of Changes in Net Assets Available for Plan Benefits
(Stated in U.S. dollars)

Years ended December 31, 2001 and 2000

	2001	2000
Investment income:		
Net gain on sale of investments	$ 5,017,458	$ 11,645,225
Net unrealized depreciation in market value of investments	(12,116,229)	(8,577,760)
Interest and dividends	1,923,693	2,580,429
	(5,175,078)	5,647,894
Employers' contributions (note 1)	7,407,044	12,986,661
Employee contributions (note 1)	17,075,636	13,578,937
	19,307,602	32,213,492
Benefits paid to participants	(10,616,740)	(10,569,408)
Expenses	(191,070)	(290,487)
	(10,807,810)	(10,859,895)
Increase in net assets	8,499,792	21,353,597
Net assets available for plan benefits, beginning of year	149,847,212	128,493,615
Net assets available for plan benefits, end of year	$ 158,347,004	$ 149,847,212

See accompanying notes to financial statements.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

(EIN 98 0057100)

Notes to Financial Statements
(Stated in U.S. dollars)

Years ended December 31, 2001 and 2000

1. **Retirement benefit plan information:**

(a) Plan years prior to January 1, 1995:

Each eligible participant's account was credited with a money purchase contribution of 3% of the participant's considered compensation. Income or loss on the assets of the Four Seasons Hotels Retirement Benefit Plan (the "Plan") was allocated to each participant's account in the proportion that each account balance at the beginning of the year bore to the total balance of accounts of the participant's employer at the beginning of the year as adjusted for distributions made and any direct administrative expenses incurred by the Plan during the Plan year.

(b) Plan years commencing on or after January 1, 1995:

The Plan provides for the following contributions by eligible participants and the employers:

(i) Elective (401(K)) salary deferrals by eligible participants of between 0% and 15% of the participant's Plan compensation.

(ii) Employer contributions of 3% of each eligible participant's Plan compensation.

(iii) Employer profit-sharing contributions of a uniform percentage of each eligible participant's Plan compensation. The profit-sharing contribution (if any) made by each employer may vary, depending upon the profits of the employer.

Participants may direct the investment of their elective deferrals as well as any profit-sharing contributions made on their behalf among various investment funds managed by Wells Fargo Bank Minnesota, N.A. The pre-1995 money purchase contributions as well as the 3% employer contributions are invested in a diversified fund managed by Wells Fargo Bank Minnesota, N.A. Income or losses are allocated to participant's accounts as of the last day of each calendar quarter.

Although the employers have not expressed any intent to terminate the Plan, they may do so at any time. In the event of termination of the Plan, all amounts credited to a participant's account become fully vested and the Plan assets will be distributed accordingly.

1. **Retirement benefit plan information (continued):**

During 1996, the Plan was amended, allowing participants to borrow funds against contributions made by the employee and employer profit-sharing contributions. The maximum amount that a participant can borrow from the Plan is $50,000 or 50% of their account balance, whichever is less.

The interest rate charged on the loan is fixed over the loan term and is calculated at the Index Rate, as defined, on the first banking day of the previous month plus 2%. Loan terms are from six months to five years.

2. **Significant accounting policies:**

The accompanying financial statements have been prepared on an accrual basis of accounting, except for benefits payable to participants which are recorded using the cash basis of accounting. Plan investments are stated at fair market value. Commissions and brokers' fees associated with the purchase of investments are recorded as a part of the cost of the related investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Actual results could differ from those estimates.

3. **Unclaimed retirement benefits:**

Unclaimed retirement benefits are reported using the cash basis of accounting, in accordance with generally accepted accounting principles for retirement benefit plans.

At December 31, 2001, $10,961,879 (2000 - $7,870,777) of retirement benefits were payable to participants.

(Stated in U.S. dollars)

4. **Federal income taxes:**

The Plan has received a favourable determination letter from the Internal Revenue Service, dated April 30, 1996, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxes under Section 501(a) of the Code. The Plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5. **Administration of the Plan:**

The Plan is administered by the Pension and Profit-Sharing Committee of Four Seasons Hotels Limited. Effective December 28, 1994, cash and cash equivalents together with the assets held for investment purposes have been managed by Wells Fargo Bank Minnesota, N.A., which acts as trustee of the Plan.

6. **Information certified by Plan trustee:**

The current value of investments and investment income included in the statements of net assets available for Plan benefits as at December 31, 2001 and 2000, the statements of changes in net assets available for Plan benefits for the years ended December 31, 2001 and 2000, and the supplementary schedules 1 and 2 have either been directly certified as complete and accurate by Wells Fargo Bank Minnesota, N.A., the Plan trustee, or have been derived from amounts so certified.

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
(EIN 98 0057100)

Schedule 1 - Investments
(Form 5500 - Schedule H "Schedule of Assets Held for Investment Purposes")
(Stated in U.S. dollars except for number of units)

Years ended December 31, 2001 and 2000

The following schedule presents the cost and market value of investments as at December 31, 2001 and 2000. All of the Plan's investments are held by a bank-administered trust fund. The fair market value of each investment is determined by reference to quoted market prices, except for loans to participants, which are stated at book value.

	2001			2000		
	Number of units	Cost	Market value	Number of units	Cost	Market value
Norwest Bank Minnesota, N.A.:						
Stable Return Fund	250,980	$ 7,257,703	$ 8,089,840	160,929.995	$ 4,330,181	$ 4,868,776
Strategic Income Fund	383,592	7,461,050	7,334,271	302,152.661	5,830,124	5,994,709
Growth Balanced Fund	2,844,375	74,489,123	80,751,795	2,516,469.862	64,498,410	77,406,613
Growth Equity Fund	986,073	32,277,635	26,308,430	841,374.640	28,842,594	27,134,332
PIMCO Total Return Fund	226,538	2,408,059	2,369,587	31,250.129	313,889	324,689
Vanguard Index 500 Fund	102,040	10,940,917	10,702,968	70,849.101	8,844,752	8,633,671
T. Rowe Price Small Capital Stock Fund	160,203	3,737,373	4,059,538	96,233.680	2,260,569	2,297,097
Fidelity Diversified International Fund	191,570	4,174,653	3,655,158	142,274.758	3,308,883	3,121,508
Four Seasons Stock Fund	3,980	184,949	186,105	–	–	–
Loans to participants at rates varying between 10% and 10.5%	–	6,140,245	6,140,245	–	–	5,108,543
		$ 149,071,707	$ 149,597,937		$ 118,229,402	$ 134,889,938

11

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN
(EIN 98 0057100)

Schedule 2 - Reportable Transactions
(Form 5500 - Item 27d "Schedule of Reportable Transactions")
(Stated in U.S. dollars)

Years ended December 31, 2001 and 2000

All investment purchases and sales of the bank-administered trust fund for the years ended December 31, 2001 and 2000 which exceed 5% of the fair value of assets of the bank-administered trust fund at the beginning of the year must be disclosed.

For the years ended December 31, 2001 and 2000, no investment purchases and sales exceeded 5% of the fair value of the assets of the bank-administered trust fund at the beginning of the year.

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers The Restated Four Seasons Hotels Retirement Benefit Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE RESTATED FOUR SEASONS HOTELS
RETIREMENT BENEFIT PLAN

By: The Pension and Profit Sharing Committee of Four Seasons Hotels Limited

Date: June 28, 2002

By: /s/ John Young
John Young, a Member of the Committee

EXHIBIT – INDEX

Exhibit Number	Description
23	Consent of KPMG LLP (at page 16)

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

ACCOUNTANTS' CONSENT

The Board of Directors
Four Seasons Hotels Inc.

We consent to incorporation by reference in the Registration Statement No. 333-13654 on Form S-8 of our audit report dated June 14, 2002 appearing in this Annual Report on Form 11-K of Four Seasons Hotels Retirement Benefit Plan for the year ended December 31, 2001.

KPMG LLP

Chartered Accountants

Toronto, Canada
June 14, 2002